FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK') was advised on 12 January 2015, of changes in the interests of the following Directors and Persons Discharging Managerial Responsibility, following increases in their notional interests in Ordinary Shares and American Depositary Shares (ADSs), at a price of 1379.00 pence per Ordinary Share and $42.11 per ADS, following the re-investment of dividends paid on Ordinary Shares and ADSs held in the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

Director/PDMR	Number of Ordinary Shares acquired under the personal contribution element of the plan	Number of Ordinary Shares acquired under the matching element of the plan (GSK contribution)
Sir Andrew Witty	2,072	2,072
Mr S Dingemans	912	912
Mr R G Connor	233	233
Mr S A Hussain	117	117
Mr D S Redfern	443	443
Ms C Thomas	334	334
Mr P C Thomson	67	67
Dr P J T Vallance	972	972
Ms E Walmsley	536	536

Director/PDMR	Number of ADSs acquired under the personal contribution element of the plan	Number of ADSs acquired under the matching element of the plan (GSK contribution)
Dr M M Slaoui	853	853
Mrs D P Connelly	165	165
Mr W C Louv	206	206
Mr D E Troy	378	378

V A Whyte
Company Secretary
12 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 12, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc